Exhibit 99.1

Bitdeer Announces February 2024 Operations Updates

SINGAPORE, March 7, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for February 2024.

Linghui Kong, Chief Business Officer of Bitdeer, commented, “This month, we aggressively advanced our technology vertical-integration strategy with the successful testing of our first Bitcoin mining chip, the 4nm SEAL01. Boasting an exceptional power efficiency of 18.1 J/TH, the SEAL01 is designed to be seamlessly integrated into our new SEALMINER A1 mining machines. The cutting-edge SEAL01 delivers superior efficiency and stability, while adhering to the principles of sustainable mining. Our entry into the ASIC production space marks an exciting new chapter in our growth story and secures us significant cost and supply chain advantages.”

“In February, we once again made solid strides on the operational and infrastructure fronts. During the month, we mined 287 Bitcoins in total, an increase of 64.0% from the same period last year. We also saw an increase in our total hash rate and mining machines under management as we successfully added a new hosting customer. On a sequential basis, our production declined due to February’s shorter duration, the increase in total network hash rate, and lower average transaction fees.”

“Meanwhile, we continued to make positive progress on our infrastructure diversification and expansion initiatives. Land preparation for construction of our 221MW datacenter in Ohio, United States has begun, with tree-cutting underway and ground leveling expected to commence in April. The site is expected to enter operations in 2025. At the same time, construction of the 175MW immersion cooling datacenter at our Tydal mining facility in Norway remains on track to be completed by mid-2025.”

The Company primarily operates three distinct business lines:
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.
•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Operations Update

Metrics	February 2024	January 2024	February 2023
Total hash rate under management[1] (EH/s)	22.0	21.0	17.6
- Proprietary hash rate[2]	8.4	8.4	4.8
• Self-mining	6.7	6.7	3.3
• Cloud Hash Rate	1.7	1.7	1.5
- Hosting	13.6	12.6	12.8
Mining machines under management	222,000	214,000	189,000
- Self-owned[3]	86,000	86,000	58,000
- Hosted	136,000	128,000	131,000
Aggregate electrical capacity[4] (MW)	895	895	795
Bitcoin mined (self-mining only)[5]	287	330	175

1 Total hash rate under management as of February 29, 2024 across the Company’s primary business lines: Self-mining, Cloud Hash Rate, and Hosting.

2 Proprietary hash rate as of February 29, 2024 was 8.4 EH/s, equivalent to proprietary hash rate as of January 31, 2024.

3 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

4 Aggregate electrical capacity remained steady, totaling 895MW across six mining datacenters as of February 29, 2024.

5 Bitcoin mined in February 2024 increased by 64.0% compared to February 2023. Bitcoin mined in February 2024 declined by 13.0% compared to January 2024, primarily as a result of the increase in total network hash rate and lower average transaction fees. The Company generally does not hold cryptocurrencies obtained through its self-mining business, and promptly converts them into fiat currency.

Infrastructure Update
The Company has continued to make progress in the construction of a 175MW immersion cooling datacenter at its mining facility in Tydal, Norway (the “Tydal Datacenter”). The expansion of the Tydal Datacenter is expected to be completed in mid-2025.

The Company commenced land preparation for the construction of a 221MW datacenter in Ohio, United States (the “Ohio Datacenter”), with ground leveling expected to commence in April 2024. The land and power resources required for the Ohio Datacenter were secured during 2023. Construction of the Ohio Datacenter is expected to be completed in 2025.

Recent Developments
On March 4, 2024, the Company announced the successful testing of its first Bitcoin mining chip, the SEAL01. Powerfully efficient, SEAL01 is designed for integration into Bitdeer’s new SEALMINER A1 mining machines.

Conference Schedule
The Company will be attending and presenting at the 36th Annual Roth Conference in Laguna Beach, California on March 17-19, 2024.

A webcast link for Bitdeer’s fireside chat hosted by H.C. Wainwright on February 7, 2024 is now available on the Webcasts & Presentations page of the Company’s IR site: https://ir.bitdeer.com/news-events/webcasts-presentations

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X, formerly known as Twitter, @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056